UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 22, 2022, the compensation committee of the board of directors of E-Home Household Service Holdings Limited (the “Company”) granted an aggregate of 1,000,000 ordinary shares pursuant to the Company’s 2022 Equity Incentive Plan to certain directors and employees as compensations for their services. The grants to the Company’s directors were as follows:

●	Wenshan Xie, Chairman and Chief Executive Officer, was granted 500,000 shares;

●	Ratansha Vakil, director, was granted 5,000 shares;

●	Mark Willis, director, was granted 5,000 shares;

●	Yijing Ye, director, was granted 5,000 shares; and

●	Jianhua Wang, director, was granted 5,000 shares.

All of the shares vested immediately upon granting. Each of the grantees entered into separate standard restricted shares grant agreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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